Exhibit 99.1

Brenmiller Energy Reports Operational Update and Financial Results for the Six Months Ended June 30, 2023

●	Launched next-generation bGen ZERO™ for Renewable Power-to-Heat and Industrial Decarbonization, Unlocking New Revenue Streams
●	Inaugurated Gigafactory in Dimona, Israel with Expected 4 GWh of bGen ZERO™ Capacity by Q4 2023
●	Signed MoU with India’s Largest Solar Panel Manufacturer and a Term Sheet with a Leading Global Clean Energy Utility to Decarbonize Heat and Energy Production Worldwide
●	Approved for $610,000 Grant from Israeli Ministry of Environmental Protection for Clean Energy Project at one of Israel’s Largest Beverage Plants

Rosh Ha’ayin, Israel, August 11, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced financial results as of and for the six months ended June 30, 2023, in addition to operational and recent business development updates.

Management Commentary

“Our newly launched bGen ZERO provides, in our opinion, the most cost-effective and efficient way to electrify heat and decarbonize the industrial and power sectors. Decarbonization of heat is the low hanging fruit of fighting climate change, as heat is the largest energy end-use,” stated Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “These are the reasons driving intense interest in bGen, as evidenced in our system installations to date and the recent agreements we’ve signed with some of the world’s leading renewable energy companies.”

“By focusing on power-to-heat, we have opened the potential for new revenue streams through direct sales as well as providing energy-as-a-service to industrial operators and grid services. Our project pipeline continues to grow and remains focused on Europe and the U.S., with additional strong prospects in South America and South Asia.”

Brenmiller’s recent webinar unveiling bGen ZERO and its business focus on power-to-heat is available on the Company’s website.

New Projects

●	MoU Signed with Waaree Energies, the Largest Solar Panel Manufacturer in India: Brenmiller signed a Memorandum of Understanding ("MoU") with Waaree Energies Ltd. ("Waaree"), India’s largest manufacturer of solar panels, to implement bGen™ and bGen ZERO™ TES in India. Brenmiller and Waaree will jointly explore, develop, and deploy solar-powered TES systems in India, subject to entry into a definitive agreement. Solar-powered bGen aims to help India, the world’s fifth largest economy, transition to a 50% renewable energy supply by 2030.

●	Term Sheet Signed with Leading Global Clean Energy Utility to Decarbonize Heat & Energy Production Worldwide: Brenmiller signed a non-binding Term Sheet with one of the largest producers of clean energy in the world and Green Enesys Group toward a definitive agreement to jointly identify, build, and accelerate electrification by using renewable energies and Brenmiller’s bGen ZERO TES systems to electrify heat and achieve full decarbonization for the Utility’s clients. As of the signing of the Term Sheet, 9 potential clean energy projects with a total of approximately 2 GWh capacity have been identified.

●	$610,000 Grant Approved for Clean Energy Production for One of Israel’s Largest Beverage Producers: Brenmiller received approval from the Israeli Ministry of Environmental Protection for a NIS 2.2 million (approximately $610,000) grant, conditional on the build and installation of its industry-leading bGen ZERO TES system at a beverage plant owned and operated by one of Israel’s largest beverage companies. The approved grant is to fund the clean energy project outlined in a Memorandum of Understanding ("MOU") between Brenmiller and the beverage company. Through the proposed Energy as a Service (EaaS) joint venture Brenmiller’s bGen ZERO is to provide clean steam, replacing the fossil fuel-based steam boilers that currently power the beverage plant. The TES project is expected to have a capacity of 35 MWh and a maximum capacity of 14 tons of steam per hour.

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Dimona Israel Production Facility to Manufacture bGen and bGen ZERO: World’s First Gigafactory for Thermal Energy Storage

Brenmiller inaugurated its TES gigafactory in Dimona, Israel on May 2, 2023 and to the Company’s knowledge, it is the world’s first TES gigafactory. The new facility serves as Brenmiller’s primary manufacturing hub for its bGen and next-generation bGen ZERO with production lines expected to be operational by the end of 2023 with a planned ramp-up of the Company's production line during 2024 reaching a capacity of up to 4 GWh of TES modules annually. The production facility is financed with non-dilutive funding by the European Investment Bank (EIB) through facility agreement.

Brenmiller’s Ordinary Shares to Trade Exclusively on Nasdaq as of September 11, 2023

As previously announced, Brenmiller is voluntarily delisting its securities from the Tel Aviv Stock Exchange ("TASE") effective September 11, 2023.

Research, Development and Engineering Expenses, Net

Research, development, and engineering expenses, net of government grants, were $1.67 million in the six months ended June 30, 2023, compared to $2.47 million in the six months ended June 30, 2022.

The 33% decrease was primarily attributable to a decrease of $0.19 million in payroll and related expenses, a decrease of $0.33 million in raw materials used in research and development projects, a decrease of $0.15 million in consultants and subcontractors and a decrease of $0.30 million in depreciation and other expenses in the six months ended June 30, 2023, compared to the six months ended June 30, 2022. This decrease was offset by a net decrease of $0.17 million in government grants received in the six months ended June 30, 2023, compared to the six months ended June 30, 2022.

The Company expects research, development, and engineering expenses will remain similar to those during the period ended June 30, 2023.

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Research, development, and engineering expenses, net breakdown:

	Six months ended June 30, 2023
	2023	2022
	USD in thousands (unaudited)
Total research, development, and engineering expenses	1,758	2,730
Less – grants	(94)	(263)
Research, development and engineering expenses, net	1,664	2,467

Balance Sheet Update

As of June 30, 2023, Brenmiller had cash and cash equivalents of $6.74 million, a net increase of $0.2 million from $6.51 million on December 31, 2022. This is attributable primarily to net proceeds of approximately $6.0 million received from a private placement with aggregate gross proceeds of $2.5 million in June and the issuance of ordinary shares and warrants under a private placement investment in February 2023 for gross proceeds of $3.6 million which included participation from Brenmiller management, offset by net cash used in operating activities of $3.0 million and an additional $2.1 million used in connection with the Company’s Dimona production facility.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: that its bGen™ TES production lines are expected to be operational by the end of 2023 with a planned ramp-up during 2024 to reach capacity of up to 4 GWh of TES modules annually; its strategic partnerships and collaborations; the potential for the utility company to become a strategic investor for a minority stake in Brenmiller; its plan to build and install its industry-leading bGen™ TES at a beverage plant owned and operated by one of Israel’s largest beverage companies; its planned delisting from the TASE; its potential pipeline of additional projects; and its expectation that its research, development, and engineering expenses will remain similar to those during the period ended June 30, 2023. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets	USD in thousands
CURRENT ASSETS:
Cash and cash equivalents	6,360	6,135
Restricted deposits	34	34
Trade receivables	1,004	657
Other receivables	518	584
Inventory	596	935
Assets held for sale (Rotem1)	228	240
TOTAL CURRENT ASSETS	8,740	8,585
NON-CURRENT ASSETS:
Cash and cash equivalent – long term	380	373
Restricted deposits	82	85
Right-of-use assets, net	1,262	1,462
Property, plant and equipment:
Plant and equipment, net	3,830	1,193
Advances to equipment supplier	-	685
Total property, plant and equipment	3,830	1,878
TOTAL NON-CURRENT ASSETS	5,554	3,798
TOTAL ASSETS	14,294	12,383
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	556	246
Deferred revenues	379	418
Other payables	918	1,114
Provisions	-	8
Current maturities of liabilities for royalties	356	260
Current maturities of lease liabilities	622	606
TOTAL CURRENT LIABILITIES	2,831	2,652
NON-CURRENT LIABILITIES
European Investment Bank ("EIB") loan	4,068	3,965
Lease liabilities	738	959
Liability for royalties	1,792	2,143
TOTAL NON-CURRENT LIABILITIES	6,598	7,067
TOTAL LIABILITIES	9,429	9,719
EQUITY :
Share capital	119	88
Share premium	57,189	52,502
Receipts on account of warrants	3,807	1,487
Capital reserve from transactions with controlling shareholders	54,061	54,061
Capital reserve on share based payments	3,498	2,861
Foreign currency cumulative translation reserve	(1,912)	(1,582)
Accumulated deficit	(111,897)	(106,753)
TOTAL EQUITY	4,865	2,664
TOTAL LIABILITIES AND EQUITY	14,294	12,383

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30
	2023	2022
	USD in thousands (except per share data)
REVENUES:
LICENSING FEE	-	1,500
OTHER ENGINEERING SERVICES	580	20
	580	1,520
COSTS AND EXPENSES:
COST OF REVENUES	(1,132)	(883)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	(1,664)	(2,467)
MARKETING AND PROJECT PROMOTION EXPENSES	(683)	(612)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,398)	(2,328)
SHARE IN LOSS OF JOINT VENTURE	-	(29)
OTHER INCOME, NET	2	38
OPERATING LOSS	(5,295)	(4,761)
FINANCIAL INCOME	270	964
FINANCIAL EXPENSES	(119)	(154)
FINANCIAL INCOME, NET	151	810
LOSS FOR THE PERIOD	(5,144)	(3,951)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY	(330)	(622)
COMPREHENSIVE LOSS FOR THE PERIOD	(5,474)	(4,573)

LOSS PER ORDINARY SHARE (in Dollars) -
Basic and fully diluted loss	(0.29)	(0.28)
Weighted average number of shares outstanding used in the computation of basic and diluted loss per share	17,498,762	14,018,290

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

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